SEC FILE NUMBER 001-35588
CUSIP NUMBER 35180X105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended:
☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: December 28, 2019

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I -- REGISTRANT INFORMATION

Franchise Group, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

1716 Corporate Landing Parkway
Address of Principal Executive Office (Street and Number)

Virginia Beach, Virginia 23454
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Franchise Group, Inc. (the “Company”) is unable to file its Transition Report on Form 10-K/T for the transition period ended December 28, 2019 (the “2019 Form 10-K/T”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of the 2019 Form 10-K/T to, among other things, change its fiscal year-end from April 30 to the Saturday closest to December 31 and incorporate two significant acquisitions that closed during the latter portion of the transition period ended December 28, 2019. The Company expects to file the 2019 Form 10-K/T on or before March 27, 2020, the prescribed due date under the fifteen-calendar day extension period provided under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric F. Seeton	(757)	493-8855
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above in Part III, the Company cannot reasonably estimate at this time the anticipated change to its results of operations, but it expects the Company’s revenue to increase, as compared to the prior year, due primarily to the acquisitions that closed during the transition period ended December 28, 2019.

 Franchise Group, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2020	By:	/s/ Eric F. Seeton
Eric F. Seeton
Chief Financial Officer